Exhibit 99.2

VIMPELCOM LTD.

PROXY FORM

Your proxy must be received by 08.45 am central European time on 25 July 2014 to be counted in the final tabulation of proxy votes for the meeting.

This proxy is solicited on behalf of the Supervisory Board of VimpelCom Ltd. for the annual general meeting of VimpelCom Ltd. shareholders to be held on 28 July 2014.

The undersigned appoints Jeffrey McGhie, Jo Lunder and Felix Saratovsky as proxies, each with full power of substitution, and authorises each of them to represent and to vote, as designated below, all common shares and/or convertible preferred shares of VimpelCom Ltd. held of record by the undersigned on 25 June 2014, at the meeting and at any adjournment of the meeting. The undersigned further authorizes the proxies to vote in their discretion upon such other matters as may properly come before the meeting (including any motion to amend the resolutions proposed at the meeting and any motion to adjourn the meeting) and at any adjournment of the meeting.

Name of registered shareholder
Signature
Signature (if held by joint holders)
Date:

Please print the shareholder’s name exactly as it appears in the register of shareholders of the Company and sign this proxy form IN FRONT OF A NOTARY PUBLIC. Proxies should be dated when signed. Where shares are held by joint holders, both should sign IN FRONT OF A NOTARY PUBLIC. When signing as attorney, executor, administrator, trustee, guardian or other similar capacity, please give your full title as such and execute the document IN FRONT OF A NOTARY PUBLIC. If a corporation, a duly authorized officer of the corporation should sign on behalf of the corporation, or the seal of the corporation should be affixed, in each case, IN FRONT OF A NOTARY PUBLIC. If a partnership, a partner should sign in the partnership’s name, IN FRONT OF A NOTARY PUBLIC.

BEFORE ME:
SIGNATURE AND SEAL OF NOTARY PUBLIC
AT (PLACE)
DATE:

Please mark, sign (IN FRONT OF A NOTARY PUBLIC), date and return this proxy card by mail to VimpelCom Ltd., Attn: Legal Department, Claude Debussylaan 88, 1082 MD Amsterdam, the Netherlands or send a scanned copy of it by e-mail to maribelle.mampaeij@vimpelcom.com. In order for your mailed proxy to be counted, the proxy must have been EXECUTED IN FRONT OF A NOTARY PUBLIC and must be received no later than 08.45 am central European time on 25 July 2014. Submitting a proxy will not affect your right to vote in person if you decide to revoke your proxy and attend the meeting.

THIS PROXY, WHEN PROPERLY EXECUTED IN FRONT OF A NOTARY PUBLIC AND DELIVERED, WILL BE VOTED AS DIRECTED BY THE UNDERSIGNED SHAREHOLDER. IF YOU SIGN AND RETURN THIS PROXY BUT NO DIRECTIONS ARE GIVEN, THEN THIS PROXY WILL BE VOTED SO THAT, IN RESPECT OF PROPOSALS 1 TO 10, THE VOTES TO WHICH YOU ARE ENTITLED ARE SPLIT EQUALLY BETWEEN EACH OF THE 10 CANDIDATES FOR ELECTION AS DIRECTORS AND, IN RESPECT OF PROPOSAL 11, “FOR” THE PROPOSAL AND IN THE DISCRETION OF THE PROXIES UPON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING.

Votes must be indicated in Black or Blue ink.	MARK, SIGN, DATE AND RETURN THE PROXY CARD PROMPTLY.

1.	To appoint Dr. Hans Peter Kohlhammer as a director.	VOTES FOR

2.	To appoint Leonid Novoselsky as a director.	VOTES FOR

3.	To appoint Mikhail Fridman as a director.	VOTES FOR

4.	To appoint Kjell Morten Johnsen as a director.	VOTES FOR

5.	To appoint Andrei Gusev as a director.	VOTES FOR

6.	To appoint Alexey Reznikovich as a director.	VOTES FOR

7.	To appoint Ole Bjorn Sjulstad as a director.	VOTES FOR

8.	To appoint Jan Fredrik Baksaas as a director.	VOTES FOR

9.	To appoint Hamid Akhavan as a director.	VOTES FOR

10.	To appoint Sir Julian Horn-Smith as a director.	VOTES FOR

11.	To appoint PriceWaterhouseCoopers Accountants NV (“PWC”) as auditor and to authorize the supervisory board to determine its remuneration.	FOR ☐	AGAINST ☐	ABSTAIN ☐